

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2014

<u>**Via E-mail**</u>
Paul T. Schnell, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, NY 10036

      Re: **Jos. A. Bank Clothiers, Inc.**
                 Amended Schedule 14D-9
                 Filed January 29, 2014
                 File No. 005-55471

                 Soliciting Materials filed pursuant to Rule 14a-12
                 Filed February 3, 2014 by Jos. A. Bank Clothiers, Inc.
                 File No. 000-23874

Dear Mr. Schnell:

We have reviewed your responses and have the following comments.

<u>Amended Schedule 14D-9</u>
<u>Reasons for the Recommendation, page 15</u>

1.   We note your response to prior comment 2. Please provides supplemental support for the added disclosure.

<u>Soliciting Materials</u>

2.   We note your statement that JOSB "…has never said that a sale of the Company to Men's Wearhouse is advisable." We also note that Mr. Wildrick was described in an October 10, 2013 article in the Wall Street Journal as having said that JOSB "would be receptive to being bought by Men's Wearhouse if [MW] would pay the same 42% premium Jos. A. Bank says it is offering." Please confirm that you will provide this additional background in future soliciting materials that address the sale of JOSB to MW.

     Please contact me at (202) 551-3619 with any questions.

                                  Sincerely,

                                  /s/ Daniel F. Duchovny
                                  Daniel F. Duchovny
                                  Special Counsel
                                  Office of Mergers & Acquisitions